Exhibit 99.2

Management's Discussion and Analysis

for the three and six months ended June 30, 2016

MEDICURE INC.

Prepared by Management without review by the Company’s auditor.

Message to Shareholders, August 2016

In recent years the Company has seen significant growth in sales and is continuing to invest in the further growth of our product, AGGRASTAT®, while also investing in future sources of revenue and growth.

Net revenues for AGGRASTAT® finished products for the three months ended June 30, 2016 were $7.7 million compared to $3.8 million for the three months ended June 30, 2015, a strong 103% increase. We continue to focus on the sale and marketing of AGGRASTAT®, while investing in a new brand and life cycle management strategy for the product. In the past year we invested in an additional supplemental New Drug Application, for AGGRASTAT® relating to the treatment of STEMI and although the supplemental New Drug Application (“sNDA”) was not approved on its initial Prescription Drug User Fee Act ("PDUFA") date, we are evaluating the U.S. Food and Drug Administration’s (“FDA”) response and working to address their comments. Another investment made recently is our development of a new “bolus” vial product which was submitted to the FDA for approval in May. If approved we expect it to make a significant contribution in expanding the use of AGGRASTAT® across the United States.

We maintain our view that AGGRASTAT® has significant potential for additional growth, and as our commercial operation expands, it has created an organizational asset that can be applied to other commercial assets. To leverage this, we continue to seek other opportunities to grow our business through acquisition and development projects. We continue to explore new product opportunities, including the generic drug development project announced in early 2016. We also maintain our minority position in the pharmaceutical manufacturer known as Apicore, as well as our desire to acquire the remaining shares of Apicore prior to the expiry of our option rights in July 2017.

On behalf of the Board, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value for you and look forward to what lies ahead in 2016 and beyond.

Yours sincerely,

Albert D. Friesen, Ph.D.

Chairman, President and Chief Executive Officer

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Management's Discussion and Analysis

The following management discussion and analysis (“MD&A”) is current to August 10, 2016 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2015 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company's annual report on Form 20-F for the year ended December 31, 2015. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s condensed consolidated interim financial statements has been prepared in accordance with IFRS. All amounts are expressed in Canadian dollars unless otherwise noted. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•	intention to sell and market its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma Inc.;
•	intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;
•	intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;
•	intention to increase sales of AGGRASTAT®;
•	intention to develop TARDOXALTM (pyridoxal 5 phosphate), formerly MC-1, for neurological disorders;
•	intention to investigate and advance certain other product opportunities, including but not limited to transdermal formulations of tirofiban or other pharmaceuticals;
•	intention to develop high-value cardiovascular generic drug products;
•	intention to obtain regulatory approval for the Company's products;
•	expectations with respect to the cost of the testing and commercialization of the Company's products;
•	sales and marketing strategy;
•	anticipated sources of revenue;
•	intentions regarding the protection of the Company's intellectual property;
•	intention to identify, negotiate and complete business development transactions (eg. the sale, purchase, or license of pharmaceutical products or services);
•	expectations with respect to acquiring additional ownership of Apicore, and/or deriving any material benefit from the Company’s ownership of Apicore;
•	business strategy; and
•	intention with respect to dividends.

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

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Management's Discussion and Analysis

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;
•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;
•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;
•	the ability of the Company to continue as a going concern;
•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;
•	results of current and future clinical trials;
•	the uncertainties associated with the acceptance and demand for new products;
•	clinical trials not being unreasonably delayed and expenses not increasing substantially;
•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;
•	the Company's ability to attract and retain skilled management and staff;
•	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;
•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;
•	market competition;
•	the ability of Apicore to successfully operate and/or increase its value;
•	tax benefits and tax rates; and
•	the Company's ongoing relations with its management and employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

COMPANY PROFILE

Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® owned by its subsidiary, Medicure International Inc. and distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma Inc.

The Company’s research and development program is primarily focused on developing and implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT®. Medicure is also making selective research and development investments in certain high-value acute cardiovascular generic products and reformulation product opportunities, as well as exploring neurological treatment applications of its legacy product (MC-1, TARDOXALTM). The Company is actively seeking to acquire and/or license additional approved products.

Strategic changes made over recent years, coupled with increased sales of AGGRASTAT® and an equity financing in fiscal 2015, have dramatically improved the Company’s financial position compared to previous years. Nevertheless, the Company's ability to continue in operation for the foreseeable future remains dependent upon the maintenance of AGGRASTAT® sales and upon the effective execution of its business development and strategic plans.

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Management's Discussion and Analysis

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT®. In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the estimated US $275 million glycoprotein GP IIb/IIIa (“GPI”) inhibitor market. GPIs are injectable platelet inhibitors used in the treatment of patients with acute coronary syndrome.

The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held and the issuance of debt.

Effective August 1, 2013, the Company renegotiated its long term debt and received an additional two year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until July 31, 2015 with principal repayments having begun on August 1, 2015 and the loan maturing on July 1, 2018.

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore until July 3, 2017 at a predetermined price. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®. The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders. As such, a modest amount of the Company’s energy and resources are being directed towards assisting and assessing Apicore’s ongoing operations.

RECENT DEVELOPMENTS

Collaboration with Apicore

On January 6, 2016 the Company announced that it has initiated the development of a high-value cardiovascular generic drug. The project is a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("APIs”). The collaborative project is focused on the development of an intravenous abbreviated New Drug Application (“ANDA”) drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. The companies anticipate filing the ANDA with the U.S. Food and Drug Administration by the end of 2016.

Departure of President and Chief Operating Officer

On May 9, 2016 the Company announced that the employment agreement with President and Chief Operating Officer, Dawson Reimer, had been terminated, effective immediately.

Application for New AGGRASTAT® Product Format

On May 11, 2016 the Company announced that it has submitted an application to the U.S. Food and Drug Administration (“FDA”) for the introduction of a new “bolus vial” product format for AGGRASTAT®. The launch of the new product format is dependent upon approval by the FDA. The expected FDA review time is four months and if approved the Company expects to launch the new format during the third quarter of 2016.

Receipt of Response Letter from FDA on AGGRASTAT® sNDA for New Indication

Subsequent to June 30, 2016, on July 7, 2016 the Company announced that it has received a Complete Response Letter from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the Complete Response Letter to communicate that its initial review of the application is complete; however it cannot approve the application in its present form and requested additional information. The Company will work directly with the FDA to address these comments.

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Management's Discussion and Analysis

Commercial

In fiscal 2007, the Company’s subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of acute coronary syndrome (“ACS”), including unstable angina (chest pain) (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product. Through a services agreement with Medicure Inc., work related to AGGRASTAT® is primarily conducted by staff based in Winnipeg, Canada, with support from a small number of third party contractors.

Net revenue from the sale of finished AGGRASTAT® products for the three months ended June 30, 2016 increased by 103% over the net revenue for the three months ended June 30, 2015. All of the Company’s sales are denominated in U.S. dollars. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the prior year. The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013 and due to increased marketing and promotional efforts of the Company. Additionally, favourable fluctuations in the U.S. dollar exchange rate contribute to the increase in revenue.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and the acquisition and/or development of other niche products that fit the commercial organization.

The Company is primarily focusing on:

•	Maintaining and Growing AGGRASTAT® sales in the United States

The Company is working to expand sales of AGGRASTAT® in the United States. The present market for GPIs, of which AGGRASTAT® is one of three agents, is approximately U.S. $275 million per year. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

•	The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT®

As stated previously, the Company’s primary ongoing research and development activity is the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® High Dose Bolus (“HDB”) regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens may put the Company in a better position to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with NSTE ACS. If approved for STEMI, AGGRASTAT® would be the first in its class of GPI to receive such a label in the United States. Subsequent to June 30, 2016, on July 7, 2016 the Company announced that it has received a Complete Response Letter from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the Complete Response Letter to communicate that its initial review of the application is complete; however it cannot approve the application in its present form and requested additional information. The Company will work directly with the FDA to address these comments.

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Management's Discussion and Analysis

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®. On May 11, 2016 the Company announced that it has submitted an application to the FDA for the introduction of a new “bolus vial” product format for AGGRASTAT®.

The “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI PCI”) trial is intended to generate additional clinical data related to use of AGGRASTAT® which may help support future investments in the product. The SAVI PCI study is not expected nor intended to support further changes to AGGRASTAT®’s prescribing information.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, the Company’s limited financial resources may limit its ability to fully realize the product’s revenue potential. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

•	Developing high-value acute cardiovascular generic and reformulation products

On January 6, 2016, Medicure Inc. announced the development of a high-value cardiovascular generic drug. The project is a collaboration between Medicure International Inc. (a wholly owned subsidiary of Medicure) and Apicore, a leading-edge manufacturer of generic active pharmaceutical ingredients. The collaborative project is focused on the development of an intravenous ANDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. The companies anticipate filing the ANDA with the FDA by the end of 2016. The Company is also exploring and investing in other opportunities to reformulate and to develop generic versions of acute cardiovascular drugs.

•	Generating material value for the Company from the minority ownership position in Apicore and, potentially, from the Company’s option to acquire additional shares of Apicore

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next three years at a predetermined price. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®. The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders. As such, a modest amount of the Company’s energy and resources are being directed towards assisting and assessing Apicore’s ongoing operations.

•	The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications

The Company is actively working and devoting a modest amount of resources to the development of TARDOXALTM for neurological conditions such as Tardive Dyskinesia (“TD”). This work includes, but is not limited to, working with the FDA to better understand and refine the next steps in development of the product.

It is the Company’s intention to develop TARDOXALTM independently and/or in conjunction with a larger pharmaceutical company for commercialization of the product. Similar partnerships may be required for other products that the Company may from time to time seek to develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement for such a commercial partnership has been entered into by the Company as of the date hereof.

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its subsidiary, Medicure International Inc.

The primary ongoing research and development activity is the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

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Management's Discussion and Analysis

The Company believes that further expanded indications and dosing regimens may put the Company in a better position to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On April 23, 2015 the Company announced that the FDA has approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® high dose bolus (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change is part of Medicure’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with NSTE ACS. If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

In previous communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products indicated its willingness to review and evaluate this label change request based substantially on data from the On TIME 2 study, with additional support from published studies and other data pertinent to the use of the AGGRASTAT® HDB regimen in the treatment of STEMI. The efficacy and safety of the HDB regimen in STEMI has been evaluated in more than 20 clinical studies involving over 11,000 patients and is currently recommended by the ACCF/AHA Guideline for the Management of STEMI.

The Company has a Prescription Drug User Fee Act ("PDUFA") action date for the STEMI sNDA on July 10, 2016. Under PDUFA, the FDA aims to complete its review within ten months from the receipt of a sNDA submission. Subsequent to June 30, 2016, on July 7, 2016 the Company announced that it has received a Complete Response Letter from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the Complete Response Letter to communicate that its initial review of the application is complete; however it cannot approve the application in its present form and requested additional information. The Company will work directly with the FDA to address these comments.

The sNDA filing was accompanied by a mandatory US $1.167 million user fee paid by Medicure International, Inc. to the FDA.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®. On May 11, 2016 the Company announced that it has submitted an application to the FDA for the introduction of a new “bolus vial” product format for AGGRASTAT®.

The new product format is a concentrated, pre-mixed, 15 ml vial containing sufficient drug to administer the FDA approved, high dose bolus (“HDB”) of 25 mcg/kg at the beginning of treatment. AGGRASTAT is currently only sold in a pre-mixed intravenous bag format that comes in two sizes, 100 ml and 250 ml. The existing, pre-mixed products will continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours).

The launch of the new product format is dependent upon approval by the FDA. Expected FDA review time is four months and if approved the Company expects to launch the new format during the third quarter of 2016.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012 the Company announced the commencement of enrolment in a new clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI PCI”). SAVI PCI is a randomized, open label study enrolling patients undergoing percutaneous coronary intervention (“PCI”) at sites across the United States. In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675. The study is designed to evaluate whether patients receiving the investigational, HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen. The study arm investigating AGGRASTAT® HDB followed by a 12 to 18 hour infusion was added subsequent to enrolment commencing.

The primary objective of SAVI PCI is to demonstrate AGGRASTAT® is non inferior to Integrilin with respect to the composite endpoint of death, PCI related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

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Management's Discussion and Analysis

The first patient was enrolled in June 2012. As of August 10, 2016 the study was approximately 80% through to completion of enrolment.

Yet another aspect of the AGGRASTAT® strategy is to explore and develop new uses and dosing approaches related to the product. On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®. The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT® and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT®'s active ingredient, tirofiban, has been established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International Inc., to further develop transdermal tirofiban. The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

Medicure International Inc. holds worldwide rights to transdermal tirofiban. The Company is managing the advancement of the transdermal tirofiban development program in an effort to conserve resources and focus on other areas of investment.

Through an ongoing research and development investment, the Company is also exploring other new product opportunities in the interest of developing future sources of revenue and growth.

On January 6, 2016 the Company announced that it has initiated the development of a high-value cardiovascular generic drug. The project is a collaboration between Medicure International, Inc. and Apicore, a leading-edge manufacturer of generic API’s. The collaborative project is focused on the development of an intravenous ANDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. The companies anticipate filing the ANDA with the FDA by the end of 2016. The Company is also exploring and investing in other opportunities to reformulate and to develop generic versions of acute cardiovascular drugs.

The Company is actively working and devoting a modest amount of resources to the development of TARDOXALTM (formerly referred to as MC-1) for neurological conditions such as Tardive Dyskinesia. This work includes, but is not limited to, working with the FDA to better understand and refine the next steps in development of the product.

On August 13, 2014 the Company announced that the preliminary results of its Phase IIa Clinical Trial, TARDOXALTM for the Treatment of Tardive Dyskinesia (“TEND TD”) showed a non-statistically significant improvement in the primary efficacy endpoint in patients treated with TARDOXALTM. Medicure views these preliminary results as supportive of continuing the program and developing a modified formulation as a prelude to a larger, confirmatory Phase II study.

It is the Company’s intention to develop TARDOXALTM independently and/or in conjunction with a larger pharmaceutical company for commercialization of the product. Similar partnerships may be required for other products that the Company may from time to time seek to develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement for such a commercial partnership has been entered into by the Company as of the date hereof.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development:

Product Candidate	Therapeutic focus	Stage of Development

AGGRASTAT®	Acute Cardiology	Approved - additional studies underway
Generic aNDA	Acute Cardiology	aNDA filing preparation is underway
TARDOXALTM	TD / Neurological indications	Phase IIa – enrolment complete, regulatory and clinical planning underway
Transdermal AGGRASTAT®	Acute Cardiology	Preclinical - formulation development

The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

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Management's Discussion and Analysis

Potential New Products in Development Stage

Cardiovascular Generic and Reformulation Products

The Company initiated the development of a high-value cardiovascular generic drug. The project is a collaboration between Medicure International Inc. and Apicore, a leading-edge manufacturer of generic API’s. The collaborative project is focused on the development of an intravenous ANDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. The companies anticipate filing the ANDA with the FDA by the end of 2016. The Company is also exploring and investing in other opportunities to reformulate and to develop generic versions of acute cardiovascular drugs.

TARDOXALTM for Neurological Conditions

One of the Company’s ongoing investments is the clinical development and commercialization of its lead research product, TARDOXALTM for TD and other neurological conditions. TD is a serious movement disorder which results from long term treatment with antipsychotic medications. At present there is no treatment available for TD in the U.S. TARDOXALTM's potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

On August 13, 2014 the Company announced that the preliminary results of its Phase IIa Clinical Trial, TARDOXALTM for the Treatment of Tardive Dyskinesia (“TEND TD”) showed a non-statistically significant improvement in the primary efficacy endpoint in patients treated with TARDOXALTM. Medicure views these preliminary results as supportive of continuing the program and developing a modified formulation as a prelude to a larger, confirmatory Phase II study.

TEND TD was planned as a 140 patient Phase II clinical trial to evaluate the efficacy and safety of TARDOXALTM for the treatment of Tardive Dyskinesia, with a pre-planned interim analysis after approximately 40 patients were enrolled. The primary efficacy endpoint for the study was a decrease in involuntary movements as measured by the Abnormal Involuntary Movement Scale (“AIMS”), a standardized test used to detect and monitor TD and other movement disorders. The results from all 37 patients (17 randomized to TARDOXALTM and 20 to matching placebo) who completed the 12 week treatment period showed a trend to greater improvement in AIMS score from baseline to completion of study in the TARDOXALTM group versus placebo. The study was not adequately powered to assess efficacy and the improvement noted was not statistically significant. No significant differences between the study groups were seen in safety endpoints, however, there was a trend to increased nausea reported in the treatment group. This side effect was anticipated and has been seen in the Company’s previous clinical studies with the product. As it was not feasible to complete an adequately powered study prior to expiry of the product and due to the Company’s limited financial resources at that time, enrolment was stopped after attainment of the target number for the pre-planned interim analysis.

The Company plans to maintain a modest investment in the research and development of TARDOXALTM over the next several months and is currently working with the FDA to develop clinical and development plans. The Company is also exploring modified formulations to reduce nausea that may be associated with use of the product. A larger, confirmatory Phase II study will be required to evaluate and confirm the safety and efficacy of TARDOXALTM in treatment of TD or other neurological conditions. TARDOXALTM is an experimental drug and has not been approved for commercial use by regulatory bodies such as the FDA or Health Canada.

TARDOXALTM continues to have Fast Track designation from the FDA for the treatment of moderate to severe TD. Fast Track designation is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs.

Transdermal AGGRASTAT®

The Company has invested a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT®. On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®. The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT® and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT®'s active ingredient, tirofiban, has been established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban. The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

10

Management's Discussion and Analysis

Medicure International Inc. holds worldwide rights to transdermal tirofiban. Limitations in the amount of available resources have caused the Company to slow the advancement of the transdermal tirofiban development program in an effort to conserve resources and focus on other areas of investment.

The Company is also exploring other experimental uses and product formats related to AGGRASTAT®.

Other Products

The Company continues to invest in the research and development of other new product development opportunities and is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s condensed consolidated interim financial statements are prepared in accordance IFRS issued by the International Accounting Standards Board (“IASB”). IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company and its subsidiaries, functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the notes the Company’s financial statements. Areas of significant estimates include; valuation of the royalty obligation, valuation of the warrant liability, valuation of the other long-term liability, provisions for returns, chargebacks and discounts, the estimation of accruals for research and development costs, the measurement and period of useful life of intangible assets, valuation of investment in Apicore, valuation of long-term derivative, the assumptions and model used to estimate the value of share-based payment transactions and the measurement of the amount and assessment of the recoverability of income tax assets.

Valuation of the royalty obligation, warrant liability and other long-term liability

The Company has the following non derivative financial liabilities which are classified as other financial liabilities: accounts payable and accrued liabilities and long term debt.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to finance expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and is subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long term liability was recorded at its fair value at the date at which the liability was incurred and is subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

11

Management's Discussion and Analysis

Warrants with an exercise price denominated in a foreign currency are recorded as a liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the condensed consolidated interim statements of net income and comprehensive income within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability was recorded at the fair value of the warrants at the date at which they were granted and is subsequently revalued at each reporting date. Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

IFRS 13 Fair Value Measurement, established a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability is based on level 2 (significant observable inputs) and the fair value of the royalty obligation and other long-term liability are based on level 3 (unobservable inputs).

Provision for returns, chargebacks and discounts

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances). Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provided by the Company’s wholesalers and other third party external information, management estimates customer and wholesaler inventory levels, sales trends and hospital demand. Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances. Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

Estimation of accruals for research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

12

Management's Discussion and Analysis

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

Measurement and period of useful life of intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Costs incurred in obtaining a patent are capitalized and amortized on a straight line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Costs incurred in obtaining a trademark are capitalized and amortized on a straight line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Costs incurred in obtaining a customer list are capitalized and amortized on a straight line basis over approximately ten years, or its economic life, if shorter.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Valuation of investment in Apicore and long-term derivative

The investment in Apicore represents the acquisition of a minority interest in a pharmaceutical manufacturing business as described in note 7 to the condensed consolidated interim financial statements. The acquisition was completed by the Company and a wholly owned subsidiary, Medicure U.S.A. Inc. and was initially recorded at fair value and subsequently remeasured at amortized cost.

The long term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long term derivative is recorded as a revaluation of long term derivative in the condensed consolidated interim statements of net income and comprehensive income. The long term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

Assumptions and model used to estimate the value of share-based payment transactions

The grant date fair value of share based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share based payment awards with non-vesting conditions, the grant date fair value of the share based payment is measured to reflect such conditions and there is no true up for differences between expected and actual outcomes.

Share based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share based payment.

For share based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

For the six months ended June 30, 2016, the Company recorded $1,383,278 related to stock-based compensation (six months ended June 30, 2015 - $741,707).

13

Management's Discussion and Analysis

Measurement of the amount and assessment of the recoverability of income tax assets

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity (deficiency) or in other comprehensive income (loss).

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

Additionally, the December 31, 2014 information contained in the table below contains the results for four months, due to a change in financial year end and therefore is not entirely comparable with previous and future quarters.

14

Management's Discussion and Analysis

(in thousands of CDN$, except per share data)	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
Product sales, net	$7,702	$6,069	$9,527	$5,416
Cost of goods sold	(865)	(874)	(811)	(542)
Selling, general and administrative	(5,050)	(3,166)	(3,398)	(2,393)
Research and development	(1,101)	(807)	(1,515)	(2,644)
Finance expense	(303)	(347)	(3,510)	(202)
Foreign exchange gain (loss), net	44	7	(26)	(27)
(Loss) Income for the period	432	792	1,096	(348)
Basic (loss) income per share	$0.03	$0.05	$0.08	$(0.02)

(in thousands of CDN$, except per share data)	June 30, 2015	March 31, 2015	December 31, 2014	August 31, 2014
Product sales, net	$3,802	$3,338	$3,139	$2,125
Cost of goods sold	(514)	(393)	(325)	(276)
Selling, general and administrative	(2,374)	(2,072)	(2,150)	(1,081)
Research and development	(313)	(393)	(477)	(306)
Finance expense	(195)	(216)	(492)	(238)
Foreign exchange (loss) gain, net	20	(36)	(17)	(11)
Income (loss) for the period	441	100	(151)	1,347
Basic income (loss) per share	$0.03	$0.01	$(0.01)	$0.11

Net income for the three month period ended June 30, 2016 totaled $432,000 compared to $441,000 for the three months ended June 30, 2015. Significant variances are as follows:

•	An increase in net revenues of $3.9 million primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®.

Offset by:

•	An increase in selling, general and administration expenses of $2.7 million due to higher stock-based compensation expenses, personnel expenses associated with increased head count and higher selling costs associated with the growth in AGGRASTAT® revenues. Stock-based compensation for the three months ended June 30, 2016 were $1.2 million compared to $319,000 for the three months ended June 30, 2015, a $924,000 increase.

•	An increase of $788,000 in research and development primarily due to development costs incurred during the three months ended June 30, 2016 associated with the high-value cardiovascular generic drug being developed in collaboration between Medicure and Apicore. The anticipated filing for the ANDA with the FDA is by the end of 2016.

RESULTS OF OPERATIONS

Revenue

The change in revenue for the three and six months ended June 30, 2016 and 2015 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2016	Three months ended June 30, 2015	Increase (decrease)	Six months ended June 30, 2016	Six months ended June 30, 2015	Increase (decrease)
Sale of finished product, net	$7,702	$3,802	$3,900	$13,771	$7,140	$6,631

15

Management's Discussion and Analysis

Net product sales for the six months ended June 30, 2016 were $13.8 million, compared to $7.1 million in the six months ended June 30, 2015. The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. All of the Company’s sales are denominated in U.S. dollars.

Net revenue from the sale of finished AGGRASTAT® products for the three months ended June 30, 2016 increased by 103% over the net revenue for the three months ended June 30, 2015. All of the Company’s sales are denominated in U.S. dollars. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the prior year. The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013 and due to increased marketing and promotional efforts of the Company. Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

Cost of goods sold

The change in cost of goods sold the three and six months ended June 30, 2016 and 2015 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2016	Three months ended June 30, 2015	Increase (decrease)	Six months ended June 30, 2016	Six months ended June 30, 2015	Increase (decrease)
Cost of goods sold	$865	$514	$351	$1,739	$907	$832

Cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT® intangible assets.

Cost of goods sold, excluding amortization, for the six months ended June 30, 2016 were $925,000 compared to $590,000 for the six months ended June 30, 2015. For the six months ended June 30, 2016, increases to cost of goods sold are the result of increases in net sales of AGGRASTAT® during the period when compared to the same period in 2015.

Amortization of AGGRASTAT® intangible assets increased for the six months ended June 30, 2016 to $814,000, when compared to $316,000 for the six months ended June 30, 2015. The increase is as a result of a higher intangible asset balance being amortized, which resulted from the reversal in 2015 of a previously recorded impairment loss on the AGGRASTAT® intangible assets.

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The changes in selling, general and administrative expenditures for the six months ended June 30, 2016 and 2015 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2016	Three months ended June 30, 2015	Increase (decrease)	Six months ended June 30, 2016	Six months ended June 30, 2015	Increase (decrease)
Selling, general and administrative expenses:
AGGRASTAT®	$3,146	$1,743	$1,403	$5,725	$3,055	$2,670
Other	$1,904	$631	$1,273	$2,491	$1,391	$1,100
Total	$5,050	$2,374	$2,676	$8,216	$4,446	$3,770

16

Management's Discussion and Analysis

Total selling, general, and administrative expenditures for the six months ended June 30, 2016 were $8.2 million, compared to $4.4 million for the six months ended June 30, 2015. Selling, general, and administrative expenditures related to AGGRASTAT® were $5.7 million for the six months ended June 30, 2016, compared to $3.1 million for the six months ended June 30, 2015. Selling, general, and administrative expenditures – Other were $2.5 million for the six months ended June 30, 2016, compared to $1.4 million for the six months ended June 30, 2015. Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT® increased during the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 mainly due to:

•	Additional payroll costs associated with the sale of AGGRASTAT® due to additional head office employees providing support for AGGRASTAT® as the Company’s headcount increased significantly through 2015 and into the first quarter of 2016; and

•	Increased travel costs associated with the sale of AGGRASTAT® due to more sales people travelling to service accounts and increased frequency of hospital visits.

Selling, general and administrative expenditures – Other increased during the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 mainly due to:

•	Higher stock-based compensation expenses, during the six months ended June 30, 2016 as a result of a larger stock option issuance during 2016.

•	Higher business development costs during the six months ended June 30, 2016 as a result of increased business development activities.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs, as well as amortization and write-offs of non-AGGRASTAT® intangible assets. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centres. The change in research and development expenditures for the six months ended June 30, 2016 and 2015 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2016	Three months ended June 30, 2015	Increase (decrease)	Six months ended June 30, 2016	Six months ended June 30, 2015	Increase (decrease)
Research and development	$1,101	$313	$788	$1,908	$706	$1,202

Net research and development expenditures for the six months ended June 30, 2016 were $1.9 million, compared to $706,000 for the six months ended June 30, 2015. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centred costs and monitoring costs. The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS. The increase in research and development expenditures, for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 is primarily due to costs incurred during the six months ended June 30, 2016 associated with the high-value cardiovascular generic drug being developed in collaboration between Medicure and Apicore.

17

Management's Discussion and Analysis

Generally, included in research and development expenses are charges related to impairment of the Company’s intangibles assets, however there were no impairments recorded in either period. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on this review certain patents may be deemed not significant to the Company’s commercial and research operations and a decision would be made to no longer pursue these patents and as a result the carrying value of these patents would be written off.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company’s commercial strategy.

Finance Expense

The change in finance expense for the six months ended June 30, 2016 and 2015 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2016	Three months ended June 30, 2015	Increase (decrease)	Six months ended June 30, 2016	Six months ended June 30, 2015	Increase (decrease)
Finance expense	$303	$195	$108	$650	$411	$239

Finance expense for the six months ended June 30, 2016 was $650,000, compared to $411,000 in the six months ended June 30, 2015. The increase in finance expense for the six months ended June 30, 2016 as compared to the comparable period in the prior fiscal year is due to higher accretion on the Company’s royalty obligation resulting from higher revenue estimates and the Company’s continued sales growth. The royalty obligation arose out of the previous debt settlement.

Income and comprehensive income

The consolidated net income and comprehensive income for the three and six months ended June 30, 2016 and 2015 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2016	Three months ended June 30, 2015	Increase (decrease)	Six months ended June 30, 2016	Six months ended June 30, 2015	Increase (decrease)
Income for the period	$432	$441	$(9)	$1,224	$541	$683
Comprehensive income for the period	$213	$364	$(151)	$526	$697	$(171)
Basic earnings per share	$0.03	$0.03	$-	$0.08	$0.04	$0.04
Diluted earnings per share	$0.03	$0.03	$-	$0.07	$0.04	$0.03

For the six months ended June 30, 2016, the Company recorded consolidated net income of $1,224,000 or $0.08 per share compared to $541,000 or $0.04 per share for the six months ended June 30, 2015. As discussed above, the main factors contributing to the increase in the net income were the increase revenues experienced during the six months ended June 30, 2016 when compared to the six months ended June 30, 2015, which were partially offset by increases in selling, general and administration, research and development and finance expenses.

For the six months ended June 30, 2016, the Company recorded total comprehensive income of $526,000 compared to $697,000 for the six months ended June 30, 2015. The change in comprehensive income results from the factors described above, as well as changes in foreign exchange rates at each period end which effect the translation adjustment recorded through other comprehensive income.

18

Management's Discussion and Analysis

The weighted average number of common shares outstanding used to calculate basic income per share was 14,706,084 and 14,651,045 for the three and six months ended June 30, 2016 and 12,625,065 and 12,519,072 for the three and six months ended June 30, 2015.

The weighted average number of common shares outstanding used to calculate diluted income per share was 16,891,720 and 16,836,681 for the three and six months ended June 30, 2016 and 14,625,502 and 14,519,509 for the three and six months ended June 30, 2015.

Earnings before interest, taxes, depreciation, and amortization (EBITDA)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non-cash and one-time items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three and six months ended June 30, 2016 and 2015 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2016 and 2015 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2016	Three months ended June 30, 2015	Increase (decrease)	Six months ended June 30, 2016	Six months ended June 30, 2015	Increase (decrease)
Operating income	$687	$601	$86	$1,908	$1,081	$827
Add: amortization	$421	$164	$257	$860	$326	$534
EBITDA	$1,108	$765	$343	$2,768	$1,407	$1,361
Add:
Stock-based compensation	$1,243	$319	$924	$1,383	$742	$641
One-time sNDA expenses	$73	$-	$73	$324	$-	$324
Adjusted EBITDA	$2,424	$1,084	$1,340	$4,475	$2,149	$2,326

For the six months ended June 30, 2016, EBITDA was $2.8 million compared to $1.4 million for the six months ended June 30, 2015. As discussed above the main factors contributing to the change in EBITDA were higher revenues, partially offset, by higher selling, general and administration and research and development expenses. Adjusted EBITDA, reflecting adjustments for $1.4 million of share-based compensation, a non-cash item, and $324,000 of expenses relating to the STEMI sNDA filing, a one-time item, was $4.5 million for the six months ended June 30, 2016 compared to $2.1 million for the six months ended June 30, 2015 after adjusting for $742,000 of stock-based compensation.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue and exercise of warrants and stock options, interest on excess funds held and the issuance of debt.

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s debt to Birmingham. Effective August 1, 2013, the Company renegotiated this debt and received an additional two year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015 when blended payments of principal and interest commenced, and the loan maturity date was extended to July 1, 2018.

Cash from operating activities for the six months ended June 30, 2016 increased by $3.2 million to $4.5 million compared to cash from operating activities of $1.2 million for the six months ended June 30, 2015 primarily due to significantly higher accounts receivable balances as at December 31, 2015, which were collected early in 2016 and higher net income, when adjusted for non-cash items experienced during the six months ended June 30, 2016.

19

Management's Discussion and Analysis

Investing activities for the six months ended June 30, 2016 were cash used totaling $86,000 relating to the acquisition of property and equipment compared to $52,000 relating to the acquisition of property and equipment for the six months ended June 30, 2015.

Financing activities for the six months ended June 30, 2016 include $363,000 received upon the exercise of stock options during the six months and $833,000 in repayments on long-term debt. Cash flow used in financing activities for the six months ended June 30, 2016 totalled $470,000 compared to cash flows from financing activities during the six months ended June 30, 2015 of $3.6 million, primarily from the issuance of common shares as a result of a private placement financing completed in June of 2015.

As at June 30, 2016, the Company had cash totaling $7.5 million compared to $3.6 million as of December 31, 2015. As at June 30, 2016, the Company had working capital of $9.0 million compared to $7.0 million at December 31, 2015. The increase in working capital between the two periods is as a result of collection on accounts receivable during the six months ended June 30, 2016, offset by increased payments made on accounts payable balances during the quarter.

The Company has long-term debt at June 30, 2016 of $3.4 million recorded in its financial statements relating to the Government of Manitoba loan. Interest is accrued based on an annual effective interest rate of seven percent. The minimum annual debt obligations are disclosed under Contractual Obligations.

The total number of common shares issued and outstanding at June 30, 2016 and August 10, 2016 was 14,772,018 and 15,019,602, respectively. As at June 30, 2016 and August 11, 2016, the Company had 2,158,801 and 1,911,217 options to purchase common shares, respectively, and 126,442 share purchase warrants outstanding.

CONTRACTUAL OBLIGATIONS

As at June 30, 2016, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

(in thousands of CDN $)	Total	2016	2017	2018	2019	2020	Thereafter
Accounts payable and accrued liabilities	$4,474	$4,474	$-	$-	$-	$-	$-
Debt financing obligations 1.	3,472	833	1,667	972	-	-	-
Purchase agreement commitments 2.	3,467	1,006	1,104	193	193	193	775
Total	$11,413	$6,313	$2,771	$1,166	$193	$193	$775

1.	On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long term debt. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its long term debt and received an additional two year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The loan matures on July 1, 2018 and is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre consolidated common shares) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61 101. Specifically, pursuant to MI 61 101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

20

Management's Discussion and Analysis

2.	The Company had entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party and all remaining committed payments relating to inventory purchases were completed during fiscal 2015. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred and bore interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000 until June 30, 2015. These payments were applied to inventory purchases made during fiscal 2015 and prepayments for future manufacturing expected to be completed during fiscal 2016, and as at June 30, 2016, there are no amounts recorded within prepaid expenses in regards to this agreement (December 31, 2015 - $1,063,707). For the three and six months ended June 30, 2016, no interest has been recorded within finance expense relating to this agreement, respectively (2015 - $11,252 and $13,135). The Company signed an amendment to this manufacturing and supply agreement which extends the agreement to October 31, 2017 with additional minimum purchase commitments of US$714,420 (based on current pricing) per annum until 2017.

Additionally, the Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of unfinished product inventory totaling US$150,000 annually (based on current pricing) until 2024.

Effective November 1, 2014, the Company has entered into a sub-lease with GVI to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017.

Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one year term.

During fiscal 2015, the Company began a development project of a high value cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug and is required to pay an additional US$200,000 in milestone payments and US$507,500 in costs relating to the project.

Debt obligations reflect the minimum annual payments under the debt financing agreement. In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include research and development related to AGGRASTAT® and TARDOXALTM as well as other product opportunities.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually. The Company may terminate this agreement at any time upon 120 days written notice.

The Company received $200,000 of funding from the Province of Manitoba’s Commercialization Support for Business (“CSB”) program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function. The study was completed and the funds received during the year ended May 31, 2013. The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years. During the six months ended June 30, 2016, the Company repaid $100,000 of the funding to the Province of Manitoba’s CSB program.

Contracts with contract research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

GUARANTEES

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

21

Management's Discussion and Analysis

ROYALTIES

As a part of the Birmingham debt settlement described in note 9 to the condensed consolidated interim financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold. Royalties for the three and six months ended June 30, 2016 totaled $428,745 and $749,370, respectively (2015 - $175,835 and $326,486) with payments made during the three and six months ended June 30, 2016 of $589,666 and $895,512, respectively (2015 - $136,723 and $235,603).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

CONTINGENCIES

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

On September 10, 2015, the Company submitted a supplemental New Drug Application to the United States Food and Drug Administration ("FDA") to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission is successful, the Company will be obligated to pay 300,000 Euros over the course of a three year period in equal quarterly installments following approval. Subsequent to June 30, 2016, the FDA issued a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The Company is working directly with the FDA to address their comments. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the condensed consolidated interim statements of net income and comprehensive income pertaining to this contingent liability.

In connection with the Company's development project of a high value cardiovascular generic drug, as described in note 11(a) to the condensed consolidated interim financial statements, in collaboration with Apicore, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug.

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The fair value of the Company's long-term debt is estimated to approximate its carrying value, based on the terms of the long term debt, as described in note 8 to the condensed consolidated interim financial statements for the three and six months ended June 30, 2016. The royalty obligation and other long-term liability were recorded at their fair values at the date at which the liabilities were incurred and subsequently revalued using the effective interest method at each reporting date. The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates. The Company has not entered into any futures or forward contracts as at June 30, 2016. The Company is exposed to foreign exchange rate changes that could have a material effect on the future operating results or cash flows in the following U.S. dollar denominated financial instruments:

22

Management's Discussion and Analysis

(Expressed in USD $)	June 30, 2016	December 31, 2015
Cash and cash equivalents	$5,778,218	$2,391,230
Accounts receivable	3,915,122	7,078,982
Other long-term derivative	110,390	164,430
Accounts payable and accrued liabilities	(2,614,254)	(4,466,722)
Current portion of royalty obligation	(1,121,554)	(1,190,881)
Royalty obligation	(1,758,211)	(2,691,670)
Net monetary assets (liabilities)	$4,309,711	$1,285,369

Based on the above net exposures as at June 30, 2016, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a change to the Company's net income of approximately $215,000.

RELATED PARTY TRANSACTIONS

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

During the three and six months ended June 30, 2016, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $21,250 and $42,500, respectively (2015 - $53,750 and $107,500) for business administration services, $55,000 and $97,500, respectively (2015 - $39,813 and $91,051) in rental costs and $10,500 and $20,425, respectively (2015 - $9,925 and $17,625) for commercial and information technology support services. As described in note 11(a) to the condensed consolidated interim financial statements, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. For 2015, the GVI agreement included the Chief Financial Officer's services to the Company, as well as accounting, payroll, human resources and some information technology services. As described in note 11(a) to the condensed consolidated interim financial statements, a new business and administration services agreement was entered into effective January 1, 2016. This new agreement no longer includes the Chief Financial Officer's services. Effective January 1, 2016, the Chief Financial Officer will be paid directly by the Company through a consulting agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three and six months ended June 30, 2016 the Company paid GVI CDS $121,815 and $254,192, respectively (2015 - $95,294 and $179,155) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the three and six months ended June 30, 2016, the Company paid CanAm $150,972 and $317,242, respectively (2015 - $116,983 and $214,765) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the three and six months ended June 30, 2016 no interest was recorded within finance expense in relation to these amounts payable to related parties (2015 - $5,816 and $12,317).

As at June 30, 2016, included in accounts payable and accrued liabilities is $100,337 (December 31, 2015 - $23,494) payable to GVI, $163,613 (December 31, 2015 - $64,539) payable to GVI CDS and $174,560 (December 31, 2015 - $60,611) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

23

Management's Discussion and Analysis

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the three and six months ended June 30, 2016 the Company recorded a bonus of $25,000 and $50,000, respectively (2015 - $25,000 and $50,000) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at June 30, 2016, included in accounts payable and accrued liabilities is $50,000 (December 31, 2015 - $45,753) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 11, 2014 and as described in note 10(b) to the condensed consolidated interim financial statements, the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer. Of the amount payable to the Chief Executive Officer as at December 31, 2014, $297,808 was included in this shares for debt agreement. The shares were issued on January 9, 2015.

As at June 30, 2016, the Company has $23,874 (December 31, 2015 - $5,675) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the three and six months ended June 30, 2016, no interest was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors (2015 - $1,665 and $4,517).

On July 11, 2014 and as described in note 10(b) to the condensed consolidated interim financial statements, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors. Of the amounts payable to the Company's Board of Directors as at December 31, 2014, $109,809 was included in these shares for debt agreements. The shares were issued on January 9, 2015.

On January 27, 2015 and as described in note 10(b) to the condensed consolidated interim financial statements, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 75,472 of its common shares with a fair value of $1.44 per common share to satisfy $108,680 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015.

On May 9, 2016, the Company announced that the employment agreement with the Company’s President and Chief Operating Officer had been terminated, effective immediately.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than as discussed above.

OUTLOOK

The Company is primarily focusing on:

Maintaining and Growing AGGRASTAT® sales in the United States

The Company is working to expand sales of AGGRASTAT® in the United States. The present market for GPIs, of which AGGRASTAT® is one of three agents, is approximately U.S. $275 million per year. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT®

As stated previously, the Company’s primary ongoing research and development activity is the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

24

Management's Discussion and Analysis

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® High Dose Bolus (“HDB”) regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens may put the Company in a better position to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with NSTE ACS. If approved for STEMI, AGGRASTAT® would be the first in its class of GPI to receive such a label in the United States. Subsequent to June 30, 2016, on July 7, 2016 the Company announced that it has received a Complete Response Letter from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the Complete Response Letter to communicate that its initial review of the application is complete; however it cannot approve the application in its present form and requested additional information. The Company will work directly with the FDA to address these comments.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®. On May 11, 2016 the Company announced that it has submitted an application to the FDA for the introduction of a new “bolus vial” product format for AGGRASTAT®.

The “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI PCI”) trial is intended to generate additional clinical data related to use of AGGRASTAT® which may help support future investments in the product. The SAVI PCI study is not expected nor intended to support further changes to AGGRASTAT®’s prescribing information.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, the Company’s limited financial resources may limit its ability to fully realize the product’s revenue potential. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

Developing high-value acute cardiovascular generic and reformulation products

On January 6, 2016, Medicure Inc. announced the development of a high-value cardiovascular generic drug. The project is a collaboration between Medicure International Inc. (a wholly owned subsidiary of Medicure) and Apicore, a leading-edge manufacturer of generic active pharmaceutical ingredients. The collaborative project is focused on the development of an intravenous ANDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. The companies anticipate filing the ANDA with the FDA by the end of 2016. The Company is also exploring and investing in other opportunities to reformulate and to develop generic versions of acute cardiovascular drugs.

Generating material value for the Company from the minority ownership position in Apicore and, potentially, from the Company’s option to acquire additional shares of Apicore

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next three years at a predetermined price. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®. The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders. As such, a modest amount of the Company’s energy and resources are being directed towards assisting and assessing Apicore’s ongoing operations.

The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications

The Company is actively working and devoting a modest amount of resources to the development of TARDOXALTM for neurological conditions such as Tardive Dyskinesia (“TD”). This work includes, but is not limited to, working with the FDA to better understand and refine the next steps in development of the product.

25

Management's Discussion and Analysis

It is the Company’s intention to develop TARDOXALTM independently and/or in conjunction with a larger pharmaceutical company for commercialization of the product. Similar partnerships may be required for other products that the Company may from time to time seek to develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement for such a commercial partnership has been entered into by the Company as of the date hereof.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2015.

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended December 31, 2015, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including its generic cardiovascular development project or TARDOXALTM. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all,. Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, can be obtained on SEDAR (www.sedar.com).

26